UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41629

ETAO International Co., Ltd.

(Exact name of registrant as specified in its charter)

1460 Broadway, 14th Floor

New York, New York 10036

Telephone: (347) 306-5134

Email: Wilson.liu@etao.world

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Certain Directors and Officers

On March 12, 2023, the board of directors (the “Board”) of ETAO International Co. Ltd. (the “Company”) received and accepted the resignation of Suying Liu, as a director of the Board, effective March 9, 2023. The resignation of Mr. Suying Liu was not because of any disagreement between Mr. Liu and the Company on any matter relating to the Company’s operations, accounting policies, or practices, but due to his personal reasons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETAO International Co., Ltd.

	By:	/s/ Wensheng liu
	Name:	Wensheng liu
	Title:	Chief Executive Officer and Principal Executive Officer

Date: March 16, 2023

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